Exhibit 3.7

State of Delaware Secretary of State Division of Corporations Delivered 12:14 PM 06/13/2003 FILED 12:00 PM 06/13/2003

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
OF INDUSTRIAL MINERALS, INC.
A DELAWARE CORPORATION

1.     The Name of the Corporation is Industrial Minerals, Inc.

2.     The Articles of Incorporation are hereby amended as follows:

        Article fourth is amended to add the following:

        “Forward Stock Split. Each share of the Corporation’s Common Stock, $.0001 par value, issued and outstanding immediately prior to June 13, 2003 (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and changed, pursuant to a forward stock split (the “Forward Stock split”), into two shares of the Corporation’s outstanding Common Stock, (the “New Common Stock”). Each holder of a certificate or certificates which immediately prior to the June 13, 2003 represented outstanding shares of Old Common Stock (the “Old Certificates”, whether one or more) shall be entitled to receive, subject to and upon surrender of such Old Certificates to the Corporation’s Transfer Agent for cancellation, a certificate or certificates (the “New Certificates”, whether one or more) representing the number of whole shares of the New Common Stock into which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are classified under the terms hereof. From and after June 13, 2003, Old Certificates shall represent only the right to receive New Certificates pursuant to the provision hereof. No certificates or scrip representing fractional share interests in New Common Stock will be issued, and no such fractional share interests will entitle the holder thereof to vote, or to any right of a shareholder of the Corporation. If more than Old Certificate shall be surrendered at one time for the account of the same Shareholder the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Corporation’s Transfer Agent determines that a holder of Old Certificates has not tendered all his certificates for exchange, the Transfer Agent shall carry forward shares for any unsurrendered share certificates until such certificates of that holder have been presented for exchange. If any New Certificate is to be issued to a transferee, the Old Certificates so surrendered shall be properly endorsed and otherwise in proper form for transfer. From and after the June 13, 2003, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified under the terms hereof shall be the same as the amount of capital represented by the shares of Old Common Stock so reclassified until after reduced or increased in accordance with applicable law.

I hereby certify that:

        The Amendment to the Articles of Incorporation was duly adopted and approved by written consent of a majority of the shareholders entitled to vote pursuant to Section 242 of Delaware General Corporation Laws effective June 13, 2003.

        The number of common shares issued and outstanding on May 6, 2003 was 36,031,948 and all such common shares were entitled to be voted upon the amendment to the Articles of Incorporation Common is the sole class of share outstanding.

        The number of common shares voted for the amendments were 18,913,400, which is a majority of shares entitled to vote and no shares were voted against the Amendments.

        This Certificate of Amendment has been executed this 28th day of May, on behalf of the corporation by the undersigned officer.

INDUSTRIAL MINERALS, INC. By: /s/ John Melnyk Secretary, Chief Financial Officer John Melnyk

303107.1